China Digital TV Announces Unaudited Fourth Quarter and Full Year 2010 Results

BEIJING, China, March 1, 2011 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Highlights for the Fourth Quarter 2010

•	Net revenues in the fourth quarter of 2010 were US$32.8 million, representing a 140.0% increase from the same period in 2009 and a 55.5% increase from the third quarter of 2010.

•
China Digital TV shipped approximately 6.10 million smart cards in the fourth quarter of 2010, compared to 2.36 million and 3.95 million smart cards in the fourth quarter of 2009 and the third quarter of 2010, respectively.

•	Gross margin in the fourth quarter of 2010 was 80.8%, compared to 76.5% in the same period in 2009 and 78.0% in the third quarter of 2010.

•	Diluted earnings per American depositary share (“ADS”) (one ADS representing one ordinary share) in the fourth quarter of 2010 were US$0.15, compared to US$0.10 in the same period in 2009.

•
Non-GAAP net income, defined as net income excluding certain one-time non-cash charges and withholding tax effect related to a special cash dividend, was US$19.6 million, and diluted non-GAAP earnings per ADS, in the fourth quarter of 2010 were US$0.33, compared to US$0.11 in the same period in 2009.

Highlights for Full Year 2010

•	China Digital TV shipped approximately 16.23 million smart cards in 2010, compared to 8.83 million smart cards in 2009.

•	Net revenues in 2010 were US$87.1million, a 59.3% increase from 2009.

•	Gross margin was 79.1% in 2010, compared to 75.5% in 2009.

•	Diluted earnings per ADS in 2010 were US$0.57 compared to US$0.43 in 2009.

“Our industry experienced a strong rebound in the past year, underpinned by favorable government policies to encourage consolidation in the cable industry and the convergence of broadcasted TV, telecommunication and Internet services in China,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “As the leading smart card supplier in China, supported by our broad customer base and effective execution of our growth initiatives, China Digital TV was able to achieve over 80% growth in card shipment and nearly 60% growth in revenues. We believe our growth outpaced the average market rate in 2010, thereby further solidifying our leading market position.”

Mr. Zhu continued, “Looking into 2011，we believe cable TV operators will remain keen on investing in digitalization projects, but at a more stable pace. We expect smart card volume in 2011 will likely be in line with 2010 levels. However, uncertainties related to cable industry consolidation in China, which is expected to continue throughout 2011, could lead to short-term fluctuation in market demand.”

“In additional to our core CA business, we have been committed to the research and development of next generation products and services as we believe the digital TV market in China will experience a great transition over the next few years. As the market becomes increasingly commercialized, cable operators will explore new products and services to expand revenue sources, and we believe this trend will benefit leading technology companies such as China Digital TV.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “In the fourth quarter of 2010, China Digital TV declared a special cash dividend of US$2.00 per share, which our board of directors’ determined was in the best interest of the Company and its shareholders . The Company’s ongoing operational and investing activities will be well supported by over US$100 million in cash pool after the dividend payout.”

Fourth Quarter 2010 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the fourth quarter of 2010, China Digital TV recorded net revenues of US$32.8 million, an increase of 140.0% from the fourth quarter of 2009 and an increase of 55.5% from the third quarter of 2010. The year-over-year and quarter-over-quarter increases in net revenues were primarily due to an increase in revenues from smart card sales.

Revenue Breakdown

	For the three months ended			For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$31,233	$19,537	$12,370	$82,154	$49,005
Set-top boxes and others	70	61	57	364	141
Subtotal	31,303	19,598	12,427	82,518	49,146
Services:
Head-end system integration	859	762	556	2,398	3,265
Head-end system development	165	285	199	596	462
Licensing income	402	514	283	1,564	1,147
Royalty income	400	137	229	663	688
Other services	1	1	121	4	356
Subtotal	1,827	1,699	1,388	5,225	5,918
Total revenues	$33,130	$21,297	$13,815	$87,743	$55,064

Revenues from smart cards and related products were US$31.3 million in the fourth quarter of 2010, an increase of 151.9% from the same period in 2009 and an increase of 59.7% from the third quarter of 2010. The year-over-year and quarter-over-quarter increases were primarily due to increase in shipment volume of smart cards. Sales of smart cards and related products accounted for 94.5% of total revenues for the fourth quarter of 2010, an increase from 92.0% in the third quarter of 2010.

In the fourth quarter of 2010, revenues from the Company’s top five customers accounted for 23.6% of total revenues, compared to 27.1% in the third quarter of 2010.

Revenues from services were US$1.8 million in the fourth quarter of 2010, an increase of 31.6 % from the same period in 2009 and an increase of 7.5% from the third quarter of 2010. Service revenues accounted for 5.5% of total revenues in the fourth quarter of 2010. The year-over-year and quarter-over-quarter increases were primarily due to an increase in revenues from system integration projects.

Gross profit in the fourth quarter of 2010 was US$26.5 million, an increase of 153.3% from the same period in 2009 and an increase of 61.1% from the third quarter of 2010. Gross margin, which is equal to gross profit divided by net revenues, was 80.8% in the fourth quarter of 2010, compared to 76.5% in the same period in 2009 and 78.0% in the third quarter of 2010. The year-over-year and quarter-over-quarter increases in gross margin were primarily due to changes in the product mix, reflecting greater contribution from smart card sales, which has a higher margin than the services business.

In the fourth quarter of 2010, the average selling price (“ASP”) of smart cards increased by 3.7% compared to the third quarter of 2010. The unit cost of smart cards decreased by 13.3% compared to the third quarter of 2010, primarily due to a decrease in non-chip costs of smart cards.

Operating expenses in the fourth quarter of 2010 were US$7.4 million, an increase of 25.1% from the fourth quarter of 2009 and an increase of 19.2% from the third quarter of 2010.

• Research and development expenses for the fourth quarter were US$2.9 million, an increase of 18.8% from the same period in 2009 and an increase of 11.1% from the third quarter of 2010. The year-over-year and quarter-over-quarter increases were mainly due to increases in both the number of research and development staff and average compensation.

• Sales and marketing expenses for the fourth quarter were US$2.6 million, an increase of 19.9% from the same period in 2009 and an increase of 24.5% from the third quarter of 2010. The year-over-year and quarter-over-quarter increases were mainly due to increases in sales commission expenses and marketing and travelling expenses.

• General and administrative expenses for the fourth quarter were US$1.8 million, an increase of 46.5% from the same period in 2009 and an increase of 26.7% from the third quarter of 2010. The year-over-year and quarter-over-quarter increases were mainly due to a substantial increase in performance-based annual bonus compensation.

Income from operations in the fourth quarter was US$19.2 million, a 317.6% increase from the same period in 2009 and an 86.1% increase from the third quarter of 2010.

Operating margin, defined as income from operations divided by net revenues, in the fourth quarter of 2010 was 58.4%, compared to 33.6% in the same period in 2009 and 48.8% in the third quarter of 2010.

Income tax expenses in the fourth quarter of 2010 were US$6.7 million, compared to US$1.5 million in the third quarter of 2010 and nil in the same period of 2009. Of that US$6.7 million, US$1.3 million was related to income from operations, and US$5.4 million was a withholding tax imposed by Chinese tax authority for our PRC subsidiary repatriating cash offshore for the special cash dividend declared in November 2010.

OpenV Charge

In October 2010, China Digital TV announced that it had been informed that OpenV China Holdings Company ("OpenV"), a Chinese online video company in which the Company holds a minority stake, was being investigated over alleged copyright infringements relating to some of its online video content. As of December 31, 2010, the Company understood that OpenV’s executive officers were still in police custody and normal online video services had not been restored. Based on the foregoing, the Company believes that its investment in OpenV may be materially impaired. As a result, China Digital TV has decided to make an impairment of the entire amount of its original US$5 million investment in OpenV.

Net income attributable to China Digital TV Holding Co., Ltd., in the fourth quarter of 2010 was US$8.8 million, compared to US$6.0 million in the same period in 2009 and US$10.1 million in the third quarter of 2010.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain one time or non-cash expenses, such as cost method investment impairment, share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments and withholding tax expenses, in the fourth quarter of 2010 was US$19.6 million, an increase of 203.5% compared with the same period in 2009 and a increase of 90.1% compared with the third quarter of 2010. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP measures" set forth at the end of this release.

Balance Sheet and Cash Flow

As of December 31, 2010, China Digital TV had cash and cash equivalents, restricted cash and short-term investments totaling US$217.6 million. In the fourth quarter of 2010, cash flow generated from operations was approximately US$7.9 million.

Cash Dividend

In November 2010, China Digital TV declared a special cash dividend of US$2.00 per share on the Company's ordinary shares to be paid in two installments of US$1.00 each, during 2011. Each of the Company's American depositary shares represents one ordinary share. In January 2011, the first installment of US$1.00 per share of cash dividend was paid to eligible shareholders. After the completion of the ongoing dividend repatriation process by the Company's PRC subsidiaries, the second installment is expected to be paid no later than June 30, 2011.

U.S. Federal Income Taxation

Based on an analysis of the value of the Company’s assets during 2010, the Company was classified as a passive foreign investment company (“PFIC”) during 2010 for U.S. federal income tax purposes. This affects the treatment of income and gain to U.S. holders of the Company’s ADSs. Further details about the PFIC rules are available in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2008 and 2009. U.S. holders of the Company’s ADSs should generally be able to make a mark-to-market election under the PFIC rules. U.S. holders of Company’s ADSs are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Full Year 2010 Results

Net revenues in 2010 were US$87.1 million, a 59.3% increase from US$54.7 million in 2009, primarily due to a significant increase in smart card sales.

Revenues from smart cards and related products in 2010 were US$82.5 million, an increase of 67.9% from 2009, mainly due to the significant increase in smart card shipment partly offset by the decline in ASP. In 2010, the Company’s top ten customers cumulatively purchased approximately 6.35 million smart cards, accounting for 39.1% of total card shipment.

Revenues from services were US$5.2 million in 2010, a decrease of 11.7% from 2009, primarily due to lower system integration income in 2010. Revenues from services represented 6.0% of total revenues in 2010.

Gross profit was US$68.9 million in 2010, an increase of 66.9% from US$41.3 million in 2009. Gross margin was 79.1% in 2010, compared to 75.5% in 2009. The increase in gross margin was primarily due to changes in product mix, reflecting an improvement in higher margin business, principally sales in smart cards. In 2010, the ASP of smart cards decreased by 8.1% compared to 2009. The unit cost of smart cards decreased by 15.2%, mainly due to the decline in chip and production costs.

Operating expenses in 2010 were US$25.3 million, an increase of 21.9% from US$20.8 million in 2009. The increase in operating expenses was primarily due to an increase in the number of employees and higher marketing expenses.

•
Research and development expenses in 2010 increased 18.8% to US$10.4 million from US$8.8 million in 2009, mainly reflecting an increase in the number of research and development staff and higher investment in new technologies such as cloud service solutions and integrated security chips.

•
Sales and marketing expenses in 2010 increased 18.1% to US$8.5 million from US$7.2 million in 2009. The increase was primarily due to higher compensation costs associated with sales force expansion and higher marketing expenditures.

•
General and administrative expenses in 2010 increased 33.3% to US$6.4 million from US$4.8 million in 2009. The increase was primarily due to an increase in compensation costs and lower reimbursement from the Company’s ADR bank.

Income from operations in 2010 was US$43.6 million, a 112.5% increase from 2009.

Operating margin, defined as income from operations divided by net revenues, was 50.1% in 2010, compared to 37.5% in 2009.

Net income attributable to China Digital TV Holding Co., Ltd. in 2010 was US$33.4 million, an increase of 32.1% from US$25.3 million in 2009. Basic and diluted earnings per ADS in 2010 were US$0.57 and US$0.57 respectively.

Business Outlook

Based on information available on March 1, 2011, China Digital TV expects smart card shipments for the first quarter of 2011 to be in the range of 3.50 million to 3.70 million. Net revenues for the first quarter of 2011 are expected to be in the range of US$19.22 million to US$20.24 million, representing a year-over-year increase in the range of 37% to 44%.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m., U. S. Eastern Standard Time, on March 1, 2011 (8:00 a.m. on March 2, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-510-0704
International:	+1-617-597-5362
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on March 1, 2011 and 10:00 p.m. on March 8, 2011 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	60756325

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2011 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which are as of the date of this press release only.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.5960.8605
Email:  che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2010	2010	2009

Revenues:
Products	$31,303	$19,598	$12,427
Services	1,827	1,699	1,388
Total revenues	33,130	21,297	13,815
Business taxes	(287)	(170)	(131)
Net revenues	32,843	21,127	13,684

Cost of Revenues:
Products	(5,214)	(3,890)	(2,387)
Services	(1,094)	(762)	(822)
Total Cost of Revenues	(6,308)	(4,652)	(3,209)
Gross Profit	26,535	16,475	10,475

Operating expenses:
Research and development expenses	(2,949)	(2,655)	(2,483)
Selling and marketing expenses	(2,568)	(2,063)	(2,142)
General and administrative expenses	(1,845)	(1,456)	(1,259)
Total Operating Expenses	(7,362)	(6,174)	(5,884)

Income from operations	19,173	10,301	4,591

Interest income	1,271	1,212	1,410
Cost method investment impairment	(5,000)	-	-
Other income/(expense)	64	57	(2)
Income before income tax	15,508	11,570	5,999
Income tax benefits / (expenses)
Income tax-current	(6,929)	(1,487)	(318)
Income tax-deferred	227	21	306
Net income before net (loss) income from equity method investments	8,806	10,104	5,987
Net income (loss) from equity method investments	(44)	(35)	(17)
Net income	8,762	10,069	5,970
Less: Net income (loss) attributable to noncontrolling interest	(10)	-	-
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$8,772	$10,069	$5,970

Net income per share:
Basic	$0.15	$0.17	$0.10
Diluted	$0.15	$0.17	$0.10

Weighted average shares used in computation:
Basic	58,523,664	58,324,181	58,011,236
Diluted	58,792,695	58,748,734	58,683,376

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the twelve months ended
	December 31,	December 31,
	2010	2009

Revenues:
Products	$82,518	$49,146
Services	5,225	5,918
Total revenues	87,743	55,064
Business taxes	(620)	(360)
Net revenues	87,123	54,704

Cost of Revenues:
Products	(15,148)	(9,716)
Services	(3,040)	(3,686)
Total Cost of Revenues	(18,188)	(13,402)
Gross Profit	68,935	41,302

Operating expenses:
Research and development expenses	(10,432)	(8,779)
Selling and marketing expenses	(8,504)	(7,203)
General and administrative expenses	(6,389)	(4,793)
Total Operating Expenses	(25,325)	(20,775)

Income from operations	43,610	20,527

Interest income	5,294	6,070
Cost method investment impairment	(5,000)	-
Other income/(expense)	(92)	(65)
Income before income tax	43,812	26,532
Income tax benefits / (expenses)
Income tax-current	(10,714)	(1,661)
Income tax-deferred	464	400
Net income before net (loss) income from equity method investments	33,562	25,271
Net income (loss) from equity method investments	(151)	20
Net income	33,411	25,291
Less: Net income (loss) attributable to noncontrolling interest	(10)	(13)
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$33,421	$25,304

Net income per share:
Basic	$0.57	$0.44
Diluted	$0.57	$0.43

Weighted average shares used in computation:
Basic	58,313,467	57,728,009
Diluted	58,779,027	58,591,072

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	December 31,	December 31,
ASSETS	2010	2009
Current assets:
Cash and cash equivalents	$148,944	$131,087
Restricted cash	16	16
Bank deposit maturing over three months	41,667	64,021
Short-term investment	26,984	37,685
Notes receivable	2,387	2,836
Accounts receivable, net	24,214	11,229
Inventories	3,001	4,684
Prepaid expenses and other current assets	12,063	4,550
Deferred costs-current	323	363
Deferred income taxes - current	941	516
Total current assets	260,540	256,987
Property and equipment, net	2,329	2,308
Intangible assets, net	675	937
Goodwill	516	499
Long-term investments - equity method investments	8,824	1,005
Long-term investments - held-to-maturity securities	-	1,190
Deferred costs-non-current	515	392
Deferred income taxes - non-current	243	170
Total assets	273,642	263,488

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which $1,074 and $641 as of December 31, 2010 and 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	1,540	660
Accrued expenses and other current liabilities (of which $3,503 and $2,421 as of December 31, 2010 and 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	8,848	5,340
Dividend payable (of which nil as of December 31, 2010 and 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	77,333	-
Deferred revenue – current (of which $5,240 and $3,018 as of December 31, 2010 and 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	5,904	3,453
Income tax payable (of which $189 and $130 as of December 31, 2010 and 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	220	251
Total current liabilities	93,845	9,704
Deferred revenue-non-current (of which $777 and $760 as of December 31, 2010 and 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	777	760
Total Liabilities	94,622	10,464

Minority interest	$520	-

Equity:
Ordinary shares	29	29
Additional paid-in capital	118,799	157,980
Statutory reserve	17,324	12,691
Accumulated profit	28,788	75,707
Accumulated other comprehensive income	13,560	6,617
Total equity	178,500	253,024

TOTAL LIABILITIES AND EQUITY	$273,642	$263,488

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. Shareholders excludes certain one time non-cash expenses, such as cost method investment impairment, share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments, and withholding tax expense. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain one time or non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2010	2010	2009
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$8,772	$10,069	$5,970
Share-based compensation	376	140	402
Amortization of intangible assets from business acquisitions and equity method investments	103	115	97
Cost method investment impairment	5,000	-	-
Withholding tax expense	5,380	-	-
Net income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$19,631	$10,324	$6,469